CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in “Management’s annual report on internal control over financial reporting” included in Management’s Discussion and Analysis for the fiscal year ended January 2, 2022. Management is also responsible for the preparation and presentation of other financial information included in the 2021 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company’s internal controls over financial reporting as of January 2, 2022. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)	(Signed: Rhodri J. Harries)
Glenn J. Chamandy	Rhodri J. Harries
President and Chief Executive Officer	Executive Vice-President, Chief Financial and Administrative Officer

February 22, 2022

GILDAN 2021 REPORT TO SHAREHOLDERS 56

CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Gildan Activewear Inc. (the "Company") as of January 2, 2022 and January 3, 2021, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended January 2, 2022 and January 3, 2021, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of January 2, 2022 and January 3, 2021, and its consolidated financial performance and its consolidated cash flows for the years ended January 2, 2022 and January 3, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company’s internal control over financial reporting as of January 2, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment and Allocation of Inventory Costs
As discussed in Note 8 to the consolidated financial statements, the inventories balance as of January 2, 2022 was $774.4 million, of which work in process and finished goods represented $591.3 million. As discussed in Note 3(e) to the consolidated financial statements, inventories are stated at the lower of cost, determined on a first-in first-out basis, and net realizable value. As the Company manages its day-to-day production costs and inventories using a standard costing system, variances arise between these standard costs and the actual manufacturing costs. Adjustments are therefore required at period end to measure inventories at their actual cost. This involves accumulating manufacturing variances at each stage of the Company’s vertically-integrated manufacturing process and identifying costs to be expensed immediately to cost of sales. Such costs include additional costs incurred as a result of operating below normal capacity and abnormal costs. The Company then applies a variance deferral factor, based primarily on the number of days of inventories on hand, to estimate the variances to be included in ending inventories. The determination of the variance deferral factor involves estimation. The combination of automated and non-automated systems and processes using data
GILDAN 2021 REPORT TO SHAREHOLDERS 57

CONSOLIDATED FINANCIAL STATEMENTS
obtained from different geographical locations results in complexity in accumulation of manufacturing costs and in the identification of costs to be expensed immediately.
We identified the assessment of costs directly related to the conversion of raw materials to finished goods and the allocation of manufacturing variances to the carrying value of inventories as a critical audit matter. A higher degree of auditor judgment and audit effort was required in testing the costs included in the carrying value of inventories and evaluating the variance deferral factor used in allocating the manufacturing variances given the complexity of the process.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s inventory costing process, including controls related to: (1) identifying costs to be expensed immediately; and (2) establishing the variance deferral factor. We tested the eligibility of costs for recognition in inventories by: (1) assessing the nature of costs included in inventories by inspecting a sample of transactions recorded as manufacturing costs and tracing them to underlying documentation; (2) analyzing manufacturing variances to identify the existence of costs to be expensed immediately; and (3) assessing changes in production activity to identify costs to be expensed immediately. We assessed the variance deferral factor based on days of inventory on hand, which included testing certain of the inputs to the calculation.

Evaluation of Net Realizable Value of Finished Goods Inventories
As discussed in Note 8 to the consolidated financial statements, the inventories balance as of January 2, 2022 was $774.4 million, of which $537.8 million relate to finished goods inventories. As discussed in Notes 3(e) and 3(d) to the consolidated financial statements, inventories are stated at the lower of cost and net realizable value. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less estimated costs of completion and selling expenses. Discontinued, damaged, and excess finished goods inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. There is estimation uncertainty in relation to the identification of excess finished goods inventories which are based on certain criteria developed by the Company. During the year ended January 2, 2022, the Company recorded a net recovery of $1.3 million related to discontinued and closeout inventories carried at net realizable value.
We identified the evaluation of net realizable value of finished goods inventories to be a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the determination of the excess finished goods inventories.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s inventory valuation process, including controls related to the determination of the excess finished goods inventories. We evaluated the criteria developed by the Company to identify excess finished goods inventories by assessing the consistent application of the criteria as compared to prior years and in relation to current market conditions and business plans. We also determined whether inventory that met these criteria has been identified by the Company as excess.

We have served as the Company’s auditor since 1996.

Montréal, Canada

February 22, 2022

GILDAN 2021 REPORT TO SHAREHOLDERS 58

CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Gildan Activewear Inc.

Opinion on Internal Control Over Financial Reporting
We have audited Gildan Activewear Inc.’s (the "Company") internal control over financial reporting as of January 2, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 2, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated statements of financial position of the Company as of January 2, 2022 and January 3, 2021, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended January 2, 2022 and January 3, 2021, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 22, 2022 expressed an unqualified opinion on those consolidated financial statements.
The Company acquired Frontier Yarns on December 10, 2021, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of January 2, 2022, Frontier Yarns’ internal control over financial reporting associated with total assets of $249 million and total revenues of nil included in the consolidated financial statements of the Company as of and for the year ended January 2, 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Frontier Yarns.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management’s annual report on internal control over financial reporting" included in Management’s Discussion and Analysis for the year ended January 2, 2022. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

GILDAN 2021 REPORT TO SHAREHOLDERS 59

CONSOLIDATED FINANCIAL STATEMENTS
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montréal, Canada

February 22, 2022

GILDAN 2021 REPORT TO SHAREHOLDERS 60

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	January 2, 2022	January 3, 2021

Current assets:
Cash and cash equivalents (note 6)	$179,246	$505,264
Trade accounts receivable (note 7)	329,967	196,480
Income taxes receivable	—	4,632
Inventories (note 8)	774,358	727,992
Prepaid expenses, deposits and other current assets	163,662	110,105
Total current assets	1,447,233	1,544,473
Non-current assets:
Property, plant and equipment (note 9)	985,073	896,800
Right-of-use assets (note 10(a))	92,447	59,445
Intangible assets (note 11)	306,630	289,901
Goodwill (note 11)	283,815	206,636
Deferred income taxes (note 19)	17,726	17,689
Other non-current assets	3,758	6,004
Total non-current assets	1,689,449	1,476,475
Total assets	$3,136,682	$3,020,948
Current liabilities:
Accounts payable and accrued liabilities	$440,401	$343,722
Income taxes payable	7,912	—
Current portion of lease obligations (note 10(b))	15,290	15,884
Total current liabilities	463,603	359,606
Non-current liabilities:
Long-term debt (note 12)	600,000	1,000,000
Lease obligations (note 10(b))	93,812	66,580
Other non-current liabilities (note 13)	59,862	35,865
Total non-current liabilities	753,674	1,102,445
Total liabilities	1,217,277	1,462,051
Commitments, guarantees and contingent liabilities (note 24)
Equity (note 14):
Share capital	191,732	183,938
Contributed surplus	58,128	24,936
Retained earnings	1,604,736	1,359,061
Accumulated other comprehensive income (note 15)	64,809	(9,038)
Total equity attributable to shareholders of the Company	1,919,405	1,558,897
Total liabilities and equity	$3,136,682	$3,020,948

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)	(Signed: Luc Jobin)
Glenn J. Chamandy	Luc Jobin
Director	Director

GILDAN 2021 REPORT TO SHAREHOLDERS 61

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Fiscal years ended January 2, 2022 and January 3, 2021
(in thousands of U.S. dollars, except per share data)

	2021	2020
Net sales (note 27)	$2,922,570	$1,981,276
Cost of sales (note 17(c))	1,982,361	1,732,217
Gross profit	940,209	249,059
Selling, general and administrative expenses (note 17(a))	314,171	272,306
(Reversal of impairment) Impairment of trade accounts receivable (note 7)	(2,617)	15,453
Restructuring and acquisition-related costs (note 18)	8,225	48,154
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets (note 11)	(31,459)	93,989
Operating income (loss)	651,889	(180,843)
Financial expenses, net (note 15(c))	27,331	48,530
Earnings (loss) before income taxes	624,558	(229,373)
Income tax expense (recovery) (note 19)	17,375	(4,091)
Net earnings (loss)	607,183	(225,282)
Other comprehensive income (loss), net of related income taxes:
Cash flow hedges (note 15(d))	73,847	(8,503)
Actuarial (loss) gain on employee benefit obligations (note 13(a))	(21,678)	12,142
	52,169	3,639
Comprehensive income (loss)	$659,352	$(221,643)
Earnings (loss) per share (note 20):
Basic	$3.08	$(1.14)
Diluted	$3.07	$(1.14)

See accompanying notes to consolidated financial statements.

GILDAN 2021 REPORT TO SHAREHOLDERS 62

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended January 2, 2022 and January 3, 2021
(in thousands or thousands of U.S. dollars)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total equity
	Number	Amount
Balance, December 29, 2019	199,012	$174,218	$32,769	$(535)	$1,628,042	$1,834,494
Share-based compensation	—	—	1,954	—	—	1,954
Shares issued under employee share purchase plan	73	1,381	—	—	—	1,381
Shares issued pursuant to exercise of stock options	87	2,504	(895)	—	—	1,609
Shares issued or distributed pursuant to vesting of restricted share units	194	6,657	(9,228)	—	—	(2,571)
Shares repurchased for cancellation (note 14(d))	(843)	(744)	—	—	(22,472)	(23,216)
Share repurchases for settlement of non-Treasury RSUs (note 14(e))	(116)	(78)	—	—	(2,480)	(2,558)
Dividends declared	—	—	336	—	(30,889)	(30,553)
Transactions with shareholders of the Company recognized directly in equity	(605)	9,720	(7,833)	—	(55,841)	(53,954)
Cash flow hedges (note 15(d))	—	—	—	(8,503)	—	(8,503)
Actuarial gain on employee benefit obligations (note 13(a))	—	—	—	—	12,142	12,142
Net loss	—	—	—	—	(225,282)	(225,282)
Comprehensive loss	—	—	—	(8,503)	(213,140)	(221,643)
Balance, January 3, 2021	198,407	$183,938	$24,936	$(9,038)	$1,359,061	$1,558,897
Share-based compensation	—	—	37,526	—	—	37,526
Shares issued under employee share purchase plan	41	1,406	—	—	—	1,406
Shares issued pursuant to exercise of stock options	295	9,907	(1,753)	—	—	8,154
Shares issued or distributed pursuant to vesting of restricted share units	132	2,762	(5,599)	—	—	(2,837)
Shares repurchased for cancellation (note 14(d))	(6,475)	(6,182)	—	—	(244,257)	(250,439)
Share repurchases for settlement of non-Treasury RSUs (note 14(e))	(133)	(99)	—	—	(4,168)	(4,267)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,075	—	—	2,075
Dividends declared	—	—	943	—	(91,405)	(90,462)
Transactions with shareholders of the Company recognized directly in equity	(6,140)	7,794	33,192	—	(339,830)	(298,844)
Cash flow hedges (note 15(d))	—	—	—	73,847	—	73,847
Actuarial loss on employee benefit obligations (note 13(a))	—	—	—	—	(21,678)	(21,678)
Net earnings	—	—	—	—	607,183	607,183
Comprehensive income	—	—	—	73,847	585,505	659,352
Balance, January 2, 2022	192,267	$191,732	$58,128	$64,809	$1,604,736	$1,919,405

See accompanying notes to consolidated financial statements.

GILDAN 2021 REPORT TO SHAREHOLDERS 63

CONSOLIDATED FINANCIAL STATEMENTS

GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended January 2, 2022 and January 3, 2021
(in thousands of U.S. dollars)

	2021	2020
Cash flows from (used in) operating activities:
Net earnings (loss)	$607,183	$(225,282)
Adjustments for:
Depreciation and amortization (note 21)	135,402	147,190
Non-cash restructuring charges related to property, plant and equipment, right-of-use assets, and computer software (note 18)	3,136	23,933
(Impairment reversal of intangible assets, net of write-downs) Impairment of goodwill and intangible assets (note 11)	(31,459)	93,989
Insurance recovery gain, net of loss on disposal of property, plant and equipment(1)	(43,660)	(27,091)
Share-based compensation	37,659	2,090
Other (note 22 (a))	5,988	4,691
Changes in non-cash working capital balances (note 22 (c))(1)	(96,739)	395,510
Cash flows from operating activities	617,510	415,030

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(127,457)	(50,670)
Purchase of intangible assets	(2,766)	(7,670)
Business acquisitions (note 5)	(163,968)	—
Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	106,358	830
Cash flows used in investing activities	(187,833)	(57,510)

Cash flows from (used in) financing activities:
Decrease in amounts drawn under revolving long-term bank credit facility	—	(245,000)
(Payment of) Proceeds from term loan	(400,000)	400,000
Payment of lease obligations (note 10(b))	(21,474)	(15,418)
Dividends paid	(90,462)	(30,553)
Proceeds from the issuance of shares	9,427	2,854
Repurchase and cancellation of shares (note 14(d))	(245,140)	(23,216)
Share repurchases for settlement of non-Treasury RSUs (note 14(e))	(4,267)	(2,558)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(2,837)	(2,571)
Cash flows (used in) from financing activities	(754,753)	83,538

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(942)	80
Net (decrease) increase in cash and cash equivalents during the fiscal year	(326,018)	441,138
Cash and cash equivalents, beginning of fiscal year	505,264	64,126
Cash and cash equivalents, end of fiscal year	$179,246	$505,264

Cash paid (included in cash flows from operating activities):
Interest	$22,201	$35,648
Income taxes, net of refunds	5,744	9,318

(1) The Company restated comparative figures to conform to the current period's presentation.
Supplemental disclosure of cash flow information (note 22)
See accompanying notes to consolidated financial statements.
GILDAN 2021 REPORT TO SHAREHOLDERS 64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended January 2, 2022 and January 3, 2021
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, hosiery and underwear. The Company's fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company’s registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These consolidated financial statements are as at and for the fiscal years ended January 2, 2022 and January 3, 2021 and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) Statement of compliance:
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements for the fiscal year ended January 2, 2022 were authorized for issuance by the Board of Directors of the Company on February 22, 2022.

(b) Basis of measurement:
These consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:
•Derivative financial instruments which are measured at fair value;
•Employee benefit obligations related to defined benefit plans which are measured at the present value of the defined benefit obligations, net of advance payments made to employees thereon;
•Liabilities for cash-settled share-based payment arrangements which are measured at fair value, and equity-classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-based payment;
•Discontinued, damaged, and excess finished inventories which are carried at the net realizable value;
•Provisions for decommissioning, site restoration costs, and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation; and
•Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency.

GILDAN 2021 REPORT TO SHAREHOLDERS 65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
2. BASIS OF PREPARATION (continued):

(c) Initial application of new or amended accounting standards:
During the year ended January 2, 2022, the Company adopted the following new or amended accounting standards:

Interest Rate Benchmark Reform
On August 27 2020, the IASB published "Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)" to address issues relating to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements when an existing interest rate benchmark is actually replaced. The amendment introduces a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is available for lessee accounting under IFRS 16. Under the amendments, hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument, and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and are to be applied retrospectively. The Company has begun discussions with its lenders to amend existing debt agreements to include LIBOR fallback provisions. To date, the adoption has not had an impact on the Company's consolidated financial statements as LIBOR is still being used as the interest rate benchmark in its existing debt agreements. In addition, the Company and its counterparties under interest rate swap agreements are expected to negotiate the substitution of reference rates in such agreements. It is too early to determine if any upcoming potential modifications will meet the requirements for the application of the practical expedient.

During the year ended January 3, 2021, the Company adopted the following new accounting standards:

Amendments to IFRS 3, Business combinations
In October 2018, the IASB issued amendments to IFRS 3, Business combinations. The amendments clarify the definition of a business, with the objective of assisting entities in determining whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and apply prospectively. Given the prospective application of the amendment, its adoption did not have an impact on the Company’s consolidated financial statements.

Interest Rate Benchmark Reform - Phase 1
On September 26, 2019, the IASB published "Interest Rate Benchmark Reform - Phase 1 (Amendments to IFRS 9, IAS 39 and IFRS 7)" as a first reaction to the potential effects the IBOR reform could have on financial reporting. Interbank offered rates ("IBORs") are interest reference rates, such as LIBOR, EURIBOR and TIBOR, that represent the cost of obtaining unsecured funding, in a particular combination of currency and maturity, and in a particular interbank term lending market. The amendments from Phase 1 modified specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows from the hedging instrument are based will not be altered as a result of interest rate benchmark reform. The Company had floating rate debt with a variable rate of interest linked to U.S. LIBOR as a benchmark for establishing the rate in the amount of $400 million outstanding as at January 2, 2022, a portion of which was hedged with $250 million of floating-to-fixed interest rate swaps that are designated as cash flow hedges as described in note 15(b). The Company early adopted the Phase 1 amendments effective September 30, 2019 (first day of the fourth quarter of fiscal 2019). The amounts included in other comprehensive income in relation to floating-to-fixed interest rate swaps that are designated as cash flow hedges and that are mostly affected by the IBOR reform were not significant at the date of adoption.

GILDAN 2021 REPORT TO SHAREHOLDERS 66

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)Basis of consolidation:
(i) Business combinations:
Business combinations are accounted for using the acquisition method. Accordingly, the consideration transferred for the acquisition of a business is the fair value of the assets transferred and any debt and equity interests issued by the Company on the date control of the acquired company is obtained. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Contingent consideration classified as an asset or a liability that is a financial instrument is subsequently remeasured at fair value, with any resulting gain or loss recognized and included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed as incurred and are included in restructuring and acquisition-related costs in the consolidated statement of earnings and comprehensive income. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are generally measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in an acquired company either at fair value or at the non-controlling interest’s proportionate share of the acquired company’s net identifiable assets. The excess of the consideration transferred over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred and non-controlling interest recognized is less than the fair value of the net assets of the business acquired, a purchase gain is recognized immediately in the consolidated statement of earnings and comprehensive income and applied as a reduction of restructuring and acquisition-related costs.

(ii) Subsidiaries:
Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances, and unrealized gains or losses on transactions between group companies are eliminated.

The Company’s principal subsidiaries, their jurisdiction of incorporation, and the Company’s percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100%
Gildan Yarns, LLC	Delaware	100%
Gildan USA Inc.	Delaware	100%
Gildan Honduras Properties, S. de R.L.	Honduras	100%
Frontier Yarns, Inc.	North Carolina	100%
Gildan Apparel (Canada) LP	Ontario	100%
Gildan Activewear (UK) Limited	United Kingdom	100%
Gildan Activewear EU SRL	Belgium	100%
Gildan Textiles de Sula, S. de R.L.	Honduras	100%
G.A.B. Limited	Bangladesh	100%
Gildan Activewear Honduras Textile Company, S. de R.L.	Honduras	100%
Gildan Activewear (Eden) Inc.	North Carolina	100%
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100%
Gildan Mayan Textiles, S. de R.L.	Honduras	100%
Gildan Charleston Inc.	Delaware	100%
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100%
Gildan Honduras Trading, S. de R. L.	Honduras	100%
Gildan Choloma Textiles, S. de R. L.	Honduras	100%
GILDAN 2021 REPORT TO SHAREHOLDERS 67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(a)Basis of consolidation (continued):
(ii) Subsidiaries (continued):
The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended January 2, 2022.

(b)Foreign currency translation:
Monetary assets and liabilities of the Company’s Canadian and foreign operations denominated in currencies other than the U.S. dollar are translated using exchange rates in effect at the reporting date. Non-monetary assets and liabilities denominated in currencies other than U.S. dollars are translated at the rates prevailing at the respective transaction dates. Income and expenses denominated in currencies other than U.S. dollars are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in net earnings and presented in the statement of earnings and comprehensive income within financial expenses.

(c)Cash and cash equivalents:
The Company considers all liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

(d)Trade accounts receivable:
Trade accounts receivable consist of amounts due from our normal business activities. An allowance for expected credit losses is maintained to reflect an impairment risk for trade accounts receivable based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Expected credit losses are also provided for based on collection history and specific risks identified on a customer-by-customer basis. Trade accounts receivable are presented net of allowances for expected credit losses, sales discounts, and sales returns when the Company has a right to offset the amounts.

The Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade accounts receivables sold under the agreement and the cash received at the time of transfer is recorded in the statement of earnings and comprehensive income within financial expenses.

GILDAN 2021 REPORT TO SHAREHOLDERS 68

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(e)Inventories:
Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and reflect the various stages of production that inventories have reached at period-end. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Additional costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. The Company manages its day-to-day production costs and inventories using a standard inventory costing system whereby the cost of a product is determined using pre-established rates for materials, labour and production overhead expenses based on the manufacturing specifications of the product. At period end, the Company assesses whether the variances between the standard costs and the actual costs incurred relate to the conversion of materials to finished goods, or if they represent abnormal costs that should be charged directly to cost of sales. The carrying value of inventories is then adjusted to record the manufacturing variances related to inventories still on hand and manufacturing variances related to inventories that have been sold are charged to cost of sales, through an allocation method which uses an estimated variance deferral factor based on the number of days of inventory on hand based on the most recent past production. The Company's inventory costing process involves a combination of automated and non-automated systems and processes using data obtained from different geographical locations. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less the estimated costs of completion and selling expenses. Raw materials, work in progress, and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.

(f)Assets held for sale:
Non-current assets which are classified as assets held for sale are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

(g)Property, plant and equipment:
Property, plant and equipment are initially recorded at cost and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, borrowing costs, as well as the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life which is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the statement of earnings and comprehensive income.
GILDAN 2021 REPORT TO SHAREHOLDERS 69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(g)Property, plant and equipment (continued):
Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements	5 to 40 years
Manufacturing equipment	2 to 20 years
Other equipment	3 to 10 years

Significant components of plant and equipment which are identified as having different useful lives are depreciated separately over their respective useful lives. Depreciation methods, useful lives and residual values, if applicable, are reviewed and adjusted, if appropriate, on a prospective basis at the end of each fiscal year.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.

Borrowing costs
Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of the asset. A qualifying asset is one that necessarily takes a substantial period of time to get ready for its intended use. Capitalization of borrowing costs ceases when the asset is completed and available for use. All other borrowing costs are recognized as financial expenses in the consolidated statement of earnings and comprehensive income as incurred.

(h)Intangible assets:
Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired and consist of customer contracts and customer relationships, license agreements, trademarks, and non-compete agreements. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls which have no contractual or legal expiration date and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis. Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	3 to 10 years
Computer software	4 to 7 years
Trademarks with a finite life	5 years
Non-compete agreements	2 years

Most of the Company's trademarks are not amortized as they are considered to be indefinite life intangible assets.

GILDAN 2021 REPORT TO SHAREHOLDERS 70

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(h)Intangible assets (continued):
The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software, are recognized as intangible assets when the following criteria are met:
•it is technically feasible to complete the software product so that it will be available for use;
•management intends to complete the software product and use it;
•there is an ability to use the software product;
•it can be demonstrated how the software product will generate probable future economic benefits;
•adequate technical, financial, and other resources to complete the development and to use the software product are available; and
•the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statement of earnings and comprehensive income as incurred.

(i)Goodwill:
Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(j)Impairment of non-financial assets:
Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash-generating units or "CGUs").

In assessing value in use, the estimated future cash flows expected to be derived from the asset or CGU by the Company are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset and or the CGU. In assessing a CGU’s fair value less costs of disposal, the Company uses the best information available to reflect the amount that the Company could obtain, at the time of the impairment test, from the disposal of the asset or CGU in an arm’s length transaction between knowledgeable, willing parties, after deducting the estimated costs of disposal.

For the purpose of testing goodwill for impairment, goodwill acquired in a business combination is allocated to a CGU or a group of CGUs that is expected to benefit from the synergies of the combination, regardless of whether other assets or liabilities of the acquired company are assigned to those CGUs. Impairment losses recognized are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis. Impairment losses are recognized in the statement of earnings and comprehensive income.

Reversal of impairment losses
A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
GILDAN 2021 REPORT TO SHAREHOLDERS 71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)Financial instruments:
The Company initially recognizes financial assets on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial assets are initially measured at fair value. If the financial asset is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the asset’s acquisition or origination. On initial recognition, the Company classifies its financial assets as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Financial assets
Financial assets are classified into the following categories and depend on the purpose for which the financial assets were acquired.

Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:
•The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
•The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value other than derivative financial instruments.

Fair value through other comprehensive income ("FVOCI")
A debt investment is measured at FVOCI if it is not designated as at fair value through profit or loss, is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and its contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding. These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in other comprehensive income ("OCI"). On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss. On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investments fair value in OCI. This election is made on an investment by investment basis. These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss. The Company currently has no financial assets measured at FVOCI.

GILDAN 2021 REPORT TO SHAREHOLDERS 72

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(k)Financial instruments (continued):
Financial liabilities
Financial liabilities are classified into the following categories.

Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt bearing interest at variable and fixed rates as financial liabilities measured at amortized cost.

Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently has no significant financial liabilities measured at fair value.

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expired.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Fair value of financial instruments
Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets
The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Company recognizes a loss allowance at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, the loss allowance for that financial instrument corresponds to an amount equal to twelve-month expected credit losses. The Company uses the simplified method to measure the loss allowance for trade receivables at lifetime expected losses. The Company uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management’s judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. Losses are recognized in the consolidated statement of income and reflected in an allowance account against trade and other receivables.

(l)Derivative financial instruments and hedging relationships:
The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

GILDAN 2021 REPORT TO SHAREHOLDERS 73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(l)Derivative financial instruments and hedging relationships (continued):
Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statement of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. When a hedged forecasted transaction subsequently results in the recognition of a non-financial asset or liability, the cash flow hedge reserve is removed from accumulated other comprehensive income and included in the initial cost or carrying amount of the asset or liability. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

Fair value hedges
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in net earnings, together with any changes in the fair value of the hedged asset, liability or firm commitment that are attributable to the hedged risk. The change in fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in the statement of earnings and comprehensive income or in the statement of financial position caption relating to the hedged item. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.

Embedded derivatives
Embedded derivatives within a financial liability are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Other derivatives
When a derivative financial instrument is not designated in a qualifying hedge relationship, all changes in its fair value are recognized immediately in net earnings.

(m)Accounts payable and accrued liabilities:
Accounts payable and accrued liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Accounts payable and accrued liabilities are classified as current liabilities if payment is due within one year, otherwise, they are presented as non-current liabilities.

(n)Long-term debt:
Long-term debt is recognized initially at fair value and is subsequently carried at amortized cost. Initial facility fees are deferred and treated as an adjustment to the instrument's effective interest rate and recognized as an expense over the instrument's estimated life if it is probable that the facility will be drawn down. However, if it is not probable that a facility will be drawn down for its entire term, then the fees are considered service fees and are deferred and recognized as an expense on a straight-line basis over the commitment period.

GILDAN 2021 REPORT TO SHAREHOLDERS 74

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(o)Employee benefits:
Short-term employee benefits
Short-term employee benefits include wages, salaries, commissions, compensated absences and bonuses. Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. Short-term employee benefit obligations are included in accounts payable and accrued liabilities.

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company’s contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company maintains a liability for statutory severance obligations for active employees primarily located in the Caribbean and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management’s best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statement of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statement of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.

(p)Provisions:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as financial expense. Provisions are included in other non-current liabilities in the consolidated statement of financial position.

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

Onerous contracts
Provisions for onerous contracts are recognized if the unavoidable costs of meeting the obligations specified in a contractual arrangement exceed the economic benefits expected to be received from the contract. Provisions for onerous contracts are measured at the lower of the cost of fulfilling the contract and the expected cost of terminating the contract.

GILDAN 2021 REPORT TO SHAREHOLDERS 75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(q)Share capital:
Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to retained earnings.

(r)Dividends declared:
Dividends declared to the Company’s shareholders are recognized as a liability in the consolidated statement of financial position and charged to retained earnings in the period in which the dividends are approved by the Company’s Board of Directors.

(s)Revenue recognition:
The Company derives revenue from the sale of finished goods, which include activewear, hosiery, and underwear. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon shipment of the finished goods from the Company’s facilities. In certain arrangements, control is transferred and revenue is recognized upon delivery of the finished goods to the customer’s premises.

Some arrangements for the sale of finished goods provide for customer price discounts, rights of return and/or volume rebates based on aggregate sales over a specified period, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the sales program or arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, and other known factors. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced. Sales are recorded net of customer discounts, rebates, and estimated sales returns, and exclude sales taxes. A provision is recognized for expected returns in relation to sales made before the end of the reporting period.

Consideration payable to a customer that is not considered a distinct good or service from the customer, such as one-time fees paid to customers for product placement or product introduction, is accounted for as a reduction of the transaction price, and the Company recognizes the reduction of revenue at the later of when Company recognizes revenue for the transfer of the related goods to the customer or when the Company pays or promises to pay the consideration.

(t)Cost of sales and gross profit:
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties, as well as net insurance gains as described in note 17 (c). Gross profit is the result of net sales less cost of sales. The Company’s gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(u)Selling, general and administrative expenses:
Selling, general and administrative (“SG&A”) expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include amortization of intangible assets.

GILDAN 2021 REPORT TO SHAREHOLDERS 76

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(v)Restructuring and acquisition-related costs:
Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs may include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities; facility exit and closure costs, including the costs of physically transferring inventory and fixed assets to other facilities; costs of integrating the IT systems of an acquired business to Gildan’s existing IT systems; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

(w)Cotton and cotton-based yarn procurements:
The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company’s expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to eighteen months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(x)Government assistance:
Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment.

(y)Financial expenses (income):
Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; amortization of debt facility fees, discount on the sales of trade accounts receivable; interest income on funds invested; interest on lease obligations; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.

(z)Income taxes:
Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized.
GILDAN 2021 REPORT TO SHAREHOLDERS 77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(z)Income taxes (continued):
Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction; and, where the timing of the reversal of a temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management’s assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

(aa) Earnings per share:
Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling non-Treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.

(bb) Share-based payments:
Stock options, Stock appreciation rights, Treasury and non-Treasury restricted share units
Stock options, Stock appreciation rights ("SARs"), Treasury restricted share units, and non-Treasury restricted share units are equity settled share-based payments, which are measured at fair value at the grant date. For stock options and SARs, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award's vesting period. For Treasury and non-Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options, the vesting of Treasury restricted share units, and upon delivery of the common shares for settlement of vesting non-Treasury restricted share units or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements. Stock options and Treasury restricted share units that are dilutive and meet non-market performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(aa) to these consolidated financial statements.

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, SARs, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

GILDAN 2021 REPORT TO SHAREHOLDERS 78

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(bb) Share-based payments (continued):
Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors, who receive a portion of their compensation in the form of deferred share units (“DSUs”). These DSUs are cash settled awards and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company’s common shares, at each reporting date.

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(cc) Leases:
At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Lease terms range from 1 to 18 years for manufacturing, sales, distribution, and administrative facilities. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

GILDAN 2021 REPORT TO SHAREHOLDERS 79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd) Use of estimates and judgments:
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash generating units
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing and Hosiery.

Income taxes
The Company’s income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

Key sources of estimation uncertainty:
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

Allowance for expected credit losses
The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors. Furthermore, these estimates must be continuously evaluated and updated.

GILDAN 2021 REPORT TO SHAREHOLDERS 80

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd) Use of estimates and judgments (continued):
In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company’s historical credit loss experience, adjusted for forward-looking factors of the economic environment. During fiscal 2020, in light of COVID-19 the Company’s provision matrix was adjusted as its historical experience was not reflective of the market conditions present in fiscal 2020. As a result, previously determined loss rates for the individual days past due categories included in the provision matrix were not reflective of expected losses. Therefore, the Company had applied loss rates to individually significant receivables, or sub-categories of individually significant receivables, based on its evaluation of possible outcomes with respect to the collectability of these amounts at the measurement date. During fiscal 2021, the Company adjusted its provision matrix to decrease expected credit loss rates as the economic environment improved while continuing to apply loss rates to individually significant receivables, or sub-categories of individually significant receivables.

An expected loss rate ranging between 1% and 10% (2020 - 2% and 10%) has been determined using macroeconomic factors, and depending on the customer's historical payment history and the nature of its operations. Where applicable, specific loss rates have been determined for customers of higher risk of expected credit loss. A 10% increase in the expected loss rate for all customers with a balance due as at January 2, 2022 would result in an $30.9 million increase in the allowance for expected credit losses. In the event that new information becomes available to us that would change the Company's assessment of expected loss, the amounts recorded in allowance for expected credit losses will be updated in the period in which the additional information is received. There is no assurance that our current estimates of recoverability will not change significantly as the COVID-19 pandemic and its related business and societal impacts evolve, which may either require a charge to earnings or a reversal of such allowances in subsequent periods based on revised estimates or actual collection experience.

Inventory valuation
The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories and in the expected selling prices used in establishing the net realizable value. As at January 2, 2022, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would result in either a decrease or an increase in inventories of approximately $2.7 million, with a corresponding adjustment to cost of sales. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required.

GILDAN 2021 REPORT TO SHAREHOLDERS 81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
3. SIGNIFICANT ACCOUNTING POLICIES (continued):

(dd) Use of estimates and judgments (continued):
Recoverability and impairment of non-financial assets
The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of significant assumptions and estimates with respect to a variety of factors, including estimated sales volumes, selling prices, gross margins, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company’s business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. Revisions to the estimated useful lives of finite-life non-financial assets or future cash flows constitute a change in accounting estimate and are applied prospectively. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management’s best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges or accelerated depreciation and amortization charges related to its non-financial assets. Please refer to note 11 for additional details on the recoverability of the Company’s cash-generating units.

Income taxes
The Company has unused available tax losses and deductible temporary differences in certain jurisdictions. The Company recognizes deferred income tax assets for these unused tax losses and deductible temporary differences only to the extent that, in management’s opinion, it is probable that future taxable profit will be available against which these available tax losses and temporary differences can be utilized. The Company’s projections of future taxable profit involve the use of assumptions and estimates with respect to a variety of factors, including future sales and operating expenses. There can be no assurance that the estimates and assumptions used in our projections of future taxable income will prove to be accurate predictions of the future, and in the event that our assessment of the recoverability of these deferred tax assets changes in the future, a material reduction in the carrying value of these deferred tax assets could be required, with a corresponding charge to net earnings.

GILDAN 2021 REPORT TO SHAREHOLDERS 82

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:

–Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
–Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.

The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

Amendments to IAS 12, Deferred Tax related to Assets and Liabilities arising from a Single Transaction
On May 7 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. The amendments are effective for annual periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

GILDAN 2021 REPORT TO SHAREHOLDERS 83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. BUSINESS ACQUISITIONS:

Frontier Yarns
On December 10, 2021, the Company acquired 100% of the equity interest of Phoenix Sanford, LLC, the parent company of Frontier Yarns, for cash consideration (net of cash acquired and net of the settlement of pre-existing relationships) of $164.0 million. Frontier Yarns operations include four facilities located in North Carolina. During 2021, approximately 40% of Frontier Yarns' production was dedicated to yarn sold to Gildan for textile manufacturing in Central America and the Caribbean. The acquisition will allow the Company to build on its global vertically integrated supply chain through further internalizing yarn production and is expected to support incremental yarn needs for Gildan’s textile capacity expansion plans in Central America and the Caribbean.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The Company has not yet finalized the assessment of the estimated fair value of net assets acquired and liabilities assumed, which the Company expects to finalize by the one year anniversary at the latest. Goodwill is attributable primarily to the assembled workforce and business processes of Frontier Yarns which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets.

The preliminary determination of the fair value of net assets acquired and liabilities assumed arising from the acquisition are as follows:

Assets acquired:
Inventories	$23,799
Prepaid expenses, deposits and other current assets(1)	29,845
Property, plant and equipment	64,306
Right-of-use assets	43,539
Other non-current assets	9
161,498
Liabilities assumed:
Accounts payable and accrued liabilities	(30,191)
Current portion of lease obligations	(1,940)
Lease obligations	(41,599)
Deferred income taxes	(979)
(74,709)

Goodwill	77,179
Net assets acquired at fair value	$163,968
Cash consideration paid at closing, net of cash acquired	167,040
Settlement of pre-existing relationships	(3,072)
$163,968
(1) Includes $26.2 million of trade receivables of Frontier Yarns, that have been classified in Prepaid expenses, deposits and other current assets in the consolidated statement of financial position of the Company.

The consolidated results of the Company for fiscal 2021 include net earnings of $0.3 million relating to the Frontier Yarns results of operations since the date of acquisition. Had the acquired business been consolidated from January 4, 2021, the consolidated income statement would have shown net sales and net earnings for the fiscal year ended January 2, 2022 of nil and $612.4 million, respectively. The pro forma amount has been estimated based on the results of Frontier Yarns’ operations prior to the business combination by the Company, adjusted to reflect the elimination of intercompany sales, and fair value adjustments which arose on the date of acquisition, as if the acquisition occurred on January 4, 2021, and should not be viewed as indicative of the Company’s future results.

GILDAN 2021 REPORT TO SHAREHOLDERS 84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
6. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consisted entirely of bank balances as at January 2, 2022 and January 3, 2021.

7. TRADE ACCOUNTS RECEIVABLE:

	January 2, 2022	January 3, 2021

Trade accounts receivable	$343,671	$215,474
Allowance for expected credit losses	(13,704)	(18,994)
	$329,967	$196,480

As at January 2, 2022, trade accounts receivables being serviced under a receivables purchase agreement amounted to $144.9 million (January 3, 2021 - $145.2 million). The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $1.6 million for fiscal 2021 (2020 - $2.0 million) and was recorded in bank and other financial charges. Refer to note 26 for additional information related to the receivables purchase agreement.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	2021	2020

Balance, beginning of fiscal year	$(18,994)	$(7,184)
Reversal of impairment (Impairment) of trade accounts receivable	2,617	(15,453)
Write-off of trade accounts receivable	2,673	3,643
Balance, end of fiscal year	$(13,704)	$(18,994)

During fiscal 2021, the Company adjusted its provision matrix to decrease expected credit loss rates as the economic environment improved, resulting in a reversal of impairment of trade accounts receivable for the year ended January 2, 2022. The impairment of trade accounts receivable for fiscal 2020 was mainly related to an increase in the estimate of expected credit loss rates attributable to the heightened credit risk caused by the economic conditions related to the COVID-19 pandemic.

8. INVENTORIES:

	January 2, 2022	January 3, 2021

Raw materials and spare parts inventories	$183,065	$124,243
Work in progress	53,482	42,590
Finished goods	537,811	561,159
	$774,358	$727,992

The amount of inventories recognized as an expense and included in cost of sales was $1,910.6 million for fiscal 2021 (2020 - $1,677.3 million). For fiscal 2021, cost of sales included a net recovery of $1.3 million related to discontinued and closeout inventories carried at net realizable value. For fiscal 2020, cost of sales included an expense of $108.1 million related to the write-down of inventory to net realizable value as a result of product line reductions including the $55.2 million impact of the Company’s strategic initiatives to significantly reduce its stock keeping unit ("SKU") count, $6.2 million impact for the discontinuance of personal protective equipment (PPE), and the decline in the net realizable value of certain inventories due to market conditions in fiscal 2020.

GILDAN 2021 REPORT TO SHAREHOLDERS 85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
9. PROPERTY, PLANT AND EQUIPMENT:

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2021

Cost
Balance, January 3, 2021	$123,549	$571,464	$1,070,612	$174,760	$16,156	$1,956,541
Additions	3,519	4,008	44,381	5,914	73,679	131,501
Additions through business acquisitions	—	13,397	50,817	92	—	64,306
Transfers	—	4,579	8,320	276	(13,175)	—
Disposals(1)	—	(10,805)	(65,002)	(9,895)	—	(85,702)
Balance, January 2, 2022	$127,068	$582,643	$1,109,128	$171,147	$76,660	$2,066,646

Accumulated depreciation
Balance, January 3, 2021	$—	$230,088	$695,979	$133,674	$—	$1,059,741
Depreciation	—	22,696	58,435	11,045	—	92,176
Disposals(1)	—	(7,813)	(54,426)	(8,139)	—	(70,378)
Write-downs and impairments	—	—	—	34	—	34
Balance, January 2, 2022	$—	$244,971	$699,988	$136,614	$—	$1,081,573
Carrying amount, January 2, 2022	$127,068	$337,672	$409,140	$34,533	$76,660	$985,073

	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total

2020

Cost
Balance, December 29, 2019	$120,478	$558,847	$1,149,837	$171,361	$37,670	$2,038,193
Additions	3,812	8,549	10,826	5,657	13,794	42,638
Transfers	—	5,506	28,441	1,361	(35,308)	—
Disposals(1)	(741)	(1,438)	(118,492)	(3,619)	—	(124,290)
Balance, January 3, 2021	$123,549	$571,464	$1,070,612	$174,760	$16,156	$1,956,541

Accumulated depreciation
Balance, December 29, 2019	$—	$205,834	$714,478	$122,901	$—	$1,043,213
Depreciation	—	24,537	70,497	13,418	—	108,452
Disposals(1)	—	(304)	(94,883)	(2,750)	—	(97,937)
Write-downs and impairments	—	21	5,887	105	—	6,013
Balance, January 3, 2021	$—	$230,088	$695,979	$133,674	$—	$1,059,741
Carrying amount, January 3, 2021	$123,549	$341,376	$374,633	$41,086	$16,156	$896,800
(1) Included in disposals for fiscal 2021 are manufacturing equipment with a cost of $31.5 million (2020 - $106.8 million) and accumulated depreciation of $25.2 million (2020 - $84.2 million) that were determined to be unrepairable due to damages resulting from the two hurricanes which impacted the Company’s operations in Central America in November 2020. See note 17 (c) for additional information. Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the end of the reporting period.

As at January 2, 2022, there were contractual purchase obligations outstanding of approximately $159.4 million for the acquisition of property, plant and equipment compared to $17.5 million as of January 3, 2021.
GILDAN 2021 REPORT TO SHAREHOLDERS 86

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
10. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS:

(a)Right-of-use assets:
The following table presents the right-of-use assets for the Company:

	2021	2020

Balance, beginning of fiscal year	$59,445	$73,539
Additions	8,132	16,424
Additions through business acquisitions	43,539	—
Write-downs, impairments, and accelerated depreciation	(4,696)	(15,862)
Depreciation (note 21)	(13,973)	(14,656)
Balance, end of fiscal year	$92,447	$59,445

(b)Lease obligations:
The Company’s leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	January 2, 2022	January 3, 2021

Current	$15,290	$15,884
Non-current	93,812	66,580
	$109,102	$82,464

Leases of certain facilities contain extension or termination options exercisable by the Company before the end of the non-cancellable contract period. The Company has applied judgment to determine the lease term for the contracts with renewal and termination options and has included renewal and termination options in the measurement of lease obligations when it is reasonably certain to exercise the options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or a significant change in circumstances within its control which impacts the original assessments made. As at January 2, 2022, potential undiscounted future lease payments related to renewal options not included in the measurement of lease obligations are $45.8 million (January 3, 2021 - $55.1 million).

The following table presents the undiscounted future minimum lease payments under non-cancellable leases (including short term leases) as at January 2, 2022:

January 2, 2022

Less than one year	$21,221
One to five years	50,585
More than five years	61,355
$133,161

For the year ended January 2, 2022, expenses relating to short-term leases and leases of low-value assets were $3.3 million (2020 - $3.8 million).

For the year ended January 2, 2022, the total cash outflow for recognized lease obligations (including interest) was $24.1 million (2020 - $18.6 million), of which $21.5 million (2020 - $15.4 million) was included as part of cash outflows from financing activities.
GILDAN 2021 REPORT TO SHAREHOLDERS 87

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets:

2021	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, January 3, 2021	$224,489	$226,172	$72,796	$64,295	$1,790	$589,542
Additions	—	—	—	3,635	—	3,635
Disposals	—	—	—	(773)	—	(773)
Balance, January 2, 2022	$224,489	$226,172	$72,796	$67,157	$1,790	$592,404

Accumulated amortization
Balance, January 3, 2021	$142,131	$46,351	$64,347	$45,022	$1,790	$299,641
Amortization	9,944	292	2,582	5,258	—	18,076
Disposals	—	—	—	(484)	—	(484)
(Impairment reversal, net of write-downs)	(3,943)	(27,516)	—	—	—	(31,459)
Balance, January 2, 2022	$148,132	$19,127	$66,929	$49,796	$1,790	$285,774
Carrying amount, January 2, 2022	$76,357	$207,045	$5,867	$17,361	$—	$306,630

2020	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total

Cost
Balance, December 29, 2019	$224,489	$226,172	$72,750	$69,123	$1,790	$594,324
Additions	—	—	46	3,113	—	3,159
Disposals	—	—	—	(7,941)	—	(7,941)
Balance, January 3, 2021	$224,489	$226,172	$72,796	$64,295	$1,790	$589,542

Accumulated amortization
Balance, December 29, 2019	$101,844	$2,508	$61,415	$42,903	$1,790	$210,460
Amortization	10,670	700	2,932	6,104	—	20,406
Disposals	—	—	—	(3,985)	—	(3,985)
Write-downs and impairments	29,617	43,143	—	—	—	72,760
Balance, January 3, 2021	$142,131	$46,351	$64,347	$45,022	$1,790	$299,641
Carrying amount, January 3, 2021	$82,358	$179,821	$8,449	$19,273	$—	$289,901

During the year ended January 2, 2022, the Company recorded an impairment reversal, net of write-downs of $31.5 million. The impairment reversal, net of write-downs includes a $55.6 million impairment reversal relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, partially offset by a $24.1 million write-off of certain intangible assets relating to the Company's Hosiery CGU. The write-off of intangible assets includes a write-down of $10.4 million in trademarks and $13.7 million in customer relationships, that were assessed as having no future economic benefit. These asset write-offs relate to the Company’s plan to exit its sheer panty hose, tights, leggings, ladies shapewear, intimates, and accessories products.

The carrying amount of internally-generated assets within computer software was $14.1 million as at January 2, 2022 (January 3, 2021 - $16.1 million). Included in computer software as at January 2, 2022 is $3.6 million (January 3, 2021 - $1.9 million) of assets not yet utilized in operations.

GILDAN 2021 REPORT TO SHAREHOLDERS 88

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. INTANGIBLE ASSETS AND GOODWILL (continued):

Goodwill:

	2021	2020

Balance, beginning of fiscal year	$206,636	$227,865
Goodwill acquired	77,179	—
Impairment	—	(21,229)
Balance, end of fiscal year	$283,815	$206,636

Recoverability of cash-generating units:
Goodwill acquired through business acquisitions and trademarks with indefinite useful lives have been allocated to the Company's CGUs as follows:

	January 2, 2022	January 3, 2021

Textile & Sewing:
Goodwill	$283,815	$206,636
Definite life intangible assets (excluding computer software)	23,430	27,869
Indefinite life intangible assets	93,400	93,400
	$400,645	$327,905

Hosiery:
Goodwill	$—	$—
Definite life intangible assets (excluding computer software)	58,794	63,230
Indefinite life intangible assets	113,645	86,129
	$172,439	$149,359

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amounts of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amounts. The recoverable amounts of CGUs are based on the higher of the value in use and fair value less costs of disposal.

During the first quarter of fiscal 2020, due to the adverse impacts of the COVID-19 pandemic on global economic activity and enterprise values of companies worldwide, including its impact on the Company’s business and share price, the Company recorded an impairment charge for its hosiery CGU of $94 million, relating to goodwill and intangible assets acquired during previous sock and hosiery business acquisitions.

The Company performed its annual impairment review for goodwill and indefinite life intangible assets as at January 2, 2022. The estimated recoverable amount for the Textile & Sewing CGU exceeded its carrying amounts and as a result, there was no impairment identified. The estimated recoverable amount for the Hosiery CGU was in excess of its carrying value resulting in an impairment reversal of $55.6 million, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions.

Recoverable amount for Textile & Sewing and Hosiery CGUs
The Company determined the recoverable amounts of the Textile & Sewing and Hosiery CGUs based on the fair value less costs of disposal method. The fair values of the Textile & Sewing and Hosiery CGUs were based on a multiple applied to adjusted EBITDA (as defined in note 25) for the next year, which takes into account financial forecasts approved by senior management. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices, gross margins, and SG&A expenses in determining forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market comparables as a reference. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources.

GILDAN 2021 REPORT TO SHAREHOLDERS 89

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
11. INTANGIBLE ASSETS AND GOODWILL (continued):

Recoverability of cash-generating units (continued):
Textile & Sewing CGU
For the Textile & Sewing CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.

Hosiery CGU
Based on the results of the impairment test performed on January 2, 2022, the recoverable amount of the CGU of $544.0 million (2020 - $273.5 million) is higher than the post impairment carrying value, and as such the Company recorded an impairment reversal of $55.6 million as at January 2, 2022, relating to the following intangible assets; $37.9 million in trademark impairment reversals and $17.7 million in customer relationships impairment reversals acquired in previous business acquisitions. The events and circumstances that led to this reversal include improved margins and forecasted earnings.

The fair value of the Hosiery CGU was based on a multiple applied to the risk-adjusted forecasted adjusted EBITDA (see definition of adjusted EBITDA in note 25). The key assumptions used in the estimation of the recoverable amount for the Hosiery CGU are the risk-adjusted forecasted adjusted EBITDA for the next year and the adjusted EBITDA multiple of 10 (January 2, 2022 test) and 9 (January 3, 2021 test). The adjusted EBITDA multiple was obtained by using market comparables as a reference. The most significant assumptions that form part of the risk-adjusted forecasted adjusted EBITDA for the Hosiery CGU relate to estimated sales volumes, selling prices, input costs, and SG&A expenses. Management has identified that no reasonably possible change in forecasted adjusted EBITDA or adjusted EBITDA multiple would cause the carrying amount of the Hosiery CGU to exceed its recoverable amount as at January 2, 2022. The values assigned to the key assumptions represent management’s assessment of future trends and have been based on historical data from external and internal sources.

GILDAN 2021 REPORT TO SHAREHOLDERS 90

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM DEBT:

	Effective interest rate (1)	Principal amount		Maturity date
		January 2, 2022	January 3, 2021

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%(2)	n/a	$—	$—	June 2026
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%, payable monthly(3)	2.4%	300,000	300,000	June 2026
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.7% to 3%, payable monthly(3)	n/a	—	400,000	April 2022
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100,000	100,000	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(4)	2.7%	50,000	50,000	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100,000	100,000	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(4)	2.9%	50,000	50,000	August 2026
		$600,000	$1,000,000
(1) Represents the annualized effective interest rate for the year ended January 2, 2022, including the cash impact of interest rate swaps, where applicable.
(2) The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $51.1 million (January 3, 2021 - $7.2 million) has been committed against this facility to cover various letters of credit.
(3) The unsecured term loans are non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(4) The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2020, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million, in each case to extend the maturity dates from April 2024 to April 2025. On April 6, 2020, the Company entered into an unsecured two-year term loan agreement for a total principal amount of $400 million. Under the terms of the revolving long-term bank credit facility, both term loan facilities, and the notes, the Company was required to comply with certain covenants, including maintenance of financial ratios. In addition, as at January 3, 2021, the Company had an additional $60 million available under various undrawn overdraft facilities. On June 26, 2020, given the rapidly changing environment and level of uncertainty being created by the COVID-19 pandemic and the associated impact on current and future earnings, the Company amended its various loans and note agreements in order to modify its covenants to provide increased financial flexibility from March 30, 2020 to April 4, 2021. Upfront costs of $3.9 million incurred for the amendments were included in bank and other financial charges in fiscal 2020.

On April 20, 2021, the Company fully repaid its $400 million unsecured two-year term loan which was due on April 6, 2022. In June 2021, the Company amended its unsecured revolving long-term bank credit facility of $1 billion and its unsecured term loan of $300 million to extend the maturity dates from April 2025 to June 2026.

Under the terms of the revolving facility, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at January 2, 2022 and during the covenant relief period.
GILDAN 2021 REPORT TO SHAREHOLDERS 91

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. OTHER NON-CURRENT LIABILITIES:

	January 2, 2022	January 3, 2021

Employee benefit obligation - Statutory severance and pre-notice (a)	$42,931	$19,889
Employee benefit obligation - Defined contribution plan (b)	3,742	3,736
Provisions (c)	13,189	12,240
	$59,862	$35,865

(a) Statutory severance and pre-notice obligations:

	2021	2020

Obligation, beginning of fiscal year	$19,889	$27,767
Service cost	13,942	16,785
Interest cost	6,562	7,305
Actuarial loss (gain)(1)	21,678	(12,142)
Foreign exchange gain	(179)	(253)
Benefits paid	(18,961)	(19,573)
Obligation, end of fiscal year	$42,931	$19,889
(1) The actuarial loss in fiscal 2021 is due to changes in the actuarial assumptions used to determine the statutory severance obligations. The actuarial gain in fiscal 2020 is due to reductions in headcount and changes in the actuarial assumptions used to determine the statutory severance obligations.

Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate ranging between 8.5% and 9.2% (2020 - between 9.0% and 11.5%) and rates of compensation increases between 7.75% and 10.5% (2020 - 7.5%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $6.6 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $8.2 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $8.4 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $6.9 million.

The cumulative amount of actuarial losses recognized in other comprehensive income as at January 2, 2022 was $34.6 million (January 3, 2021 - $12.9 million) which have been reclassified to retained earnings in the period in which they were recognized.

(b)Defined contribution plan:
During fiscal 2021, defined contribution expenses were $5.3 million (2020 - $4.5 million).

(c)Provisions:
The following table presents the provisions for decommissioning and site restoration costs of the Company:

	2021	2020

Balance, beginning of fiscal year	$12,240	$10,790
Changes in estimates made during the fiscal year	796	1,208
Accretion of interest	153	242
Balance, end of fiscal year	$13,189	$12,240
Provisions as at January 2, 2022 include estimated future costs of decommissioning and site restoration for certain assets located at the Company’s textile and sock facilities for which the timing of settlement is uncertain, but has been estimated to be in excess of twenty years.
GILDAN 2021 REPORT TO SHAREHOLDERS 92

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. EQUITY:

(a)Shareholder rights plan:
The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)Accumulated other comprehensive income ("AOCI"):
Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments outstanding at the end of the fiscal year.

(c)Share capital:
Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at January 2, 2022 and January 3, 2021, none of the first and second preferred shares were issued.
Issued:
As at January 2, 2022, there were 192,267,273 common shares (January 3, 2021 - 198,407,222) issued and outstanding, which are net of 8,759 common shares (January 3, 2021 - 2,897) that have been purchased and are held in trust as described in note 14(e).

(d)Normal course issuer bid ("NCIB"):
On February 19, 2020, the Company received approval from the Toronto Stock Exchange (TSX) to renew its NCIB to purchase for cancellation a maximum of 9,939,154 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. During the year ended January 3, 2021, the Company repurchased for cancellation a total of 843,038 common shares under its NCIB programs for a total cost of $23.2 million. Of the total cost of $23.2 million, $0.7 million was charged to share capital and $22.5 million was charged to retained earnings.

On August 4, 2021, the Company received approval from the TSX to renew its NCIB commencing on August 9, 2021 to purchase for cancellation up to 9,926,177 common shares, representing approximately 5% of the Company’s issued and outstanding common shares. During the year ended January 2, 2022, the Company repurchased for cancellation a total of 6,475,375 common shares under its NCIB programs for a total cost of $250.4 million. Of the total cost of $250.4 million, $6.2 million was charged to share capital and $244.3 million was charged to retained earnings. Of the 6,475,375 common shares purchased for cancellation, the settlement of 125,073 common shares occurred post quarter-end, for which $5.3 million is recorded in accounts payable and accrued liabilities as at January 2, 2022.

On February 22, 2022, the Company received approval from the Toronto Stock Exchange (TSX) to amend its current NCIB, which commenced on August 9, 2021, in order to increase the maximum number of common shares that may be repurchased from 9,926,177, or 5% of the Company’s issued and outstanding common shares as at July 31, 2021 (the reference date for the NCIB), to 19,477,744 common shares, representing 10% of the public float as at July 31, 2021. No other terms of the NCIB have been amended.

GILDAN 2021 REPORT TO SHAREHOLDERS 93

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
14. EQUITY (continued):

(e)Common shares purchased as settlement for non-Treasury RSUs:
The Company has established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. As at January 2, 2022, a total of 8,759 common shares representing $0.04 million purchased as settlement for non-Treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding common shares and share capital (January 3, 2021 - 2,897 common shares representing $0.2 million).

(f)Contributed surplus:
The contributed surplus account is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital, except for the portion of the share-based payment that the Company settles on a net basis when the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation, in which case the corresponding amounts previously credited to contributed surplus are transferred to accounts payable and accrued liabilities.

GILDAN 2021 REPORT TO SHAREHOLDERS 94

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. FINANCIAL INSTRUMENTS:

(a)Financial instruments - carrying amounts and fair values:
The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	January 2, 2022	January 3, 2021

Financial assets
Amortized cost:
Cash and cash equivalents	$179,246	$505,264
Trade accounts receivable	329,967	196,480
Financial assets included in prepaid expenses, deposits and other current assets	69,995	88,781
Long-term non-trade receivables included in other non-current assets	390	1,435
Derivative financial assets included in prepaid expenses, deposits and other current assets	62,758	4,947

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities (1)	$436,073	$326,069
Long-term debt - bearing interest at variable rates	400,000	800,000
Long-term debt - bearing interest at fixed rates (2)	200,000	200,000
Derivative financial liabilities included in accounts payable and accrued liabilities	4,328	17,653
1) Accounts payable and accrued liabilities include $18.1 million (January 3, 2021 - $27.6 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $48.8 million (January 3, 2021 - $20.0 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to our bank counterparty under our receivables purchase agreement that is disclosed in note 7 to these consolidated financial statements.
2) The fair value of the long-term debt bearing interest at fixed rates was $212.2 million as at January 2, 2022 (January 3, 2021 - $221.3 million).

GILDAN 2021 REPORT TO SHAREHOLDERS 95

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(a)Financial instruments - carrying amounts and fair values (continued):
Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company’s long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract’s value at maturity based on the rate set out in the contract and the contract’s value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company also has a total return swap (“TRS”) outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. The TRS is not designated as a hedging instrument and, therefore, the fair value adjustment at the end of each reporting period is recognized in selling, general and administrative expenses. The fair value of the TRS is measured by reference to the market price of the Company’s common shares, at each reporting date. The TRS has a one-year term, may be extended annually, and the contract allows for early termination at the option of the Company. As at January 2, 2022, the notional amount of TRS outstanding was 319,639 shares (January 3, 2021 - 284,663 shares) and the carrying amount and fair value included in prepaid expenses, deposits and other current assets was $0.03 million (January 3, 2021 - $0.4 million included in prepaid expenses, deposits and other current assets).

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.

GILDAN 2021 REPORT TO SHAREHOLDERS 96

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting:
During fiscal 2021 and 2020, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes.

The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at January 2, 2022 and January 3, 2021 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos against the U.S. dollar.

The commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at January 2, 2022 and January 3, 2021 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices.

The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at January 2, 2022 and January 3, 2021 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long-term debt.

The following table summarizes the Company’s commitments to buy and sell foreign currencies (cash flow hedges) as at January 2, 2022:

				Carrying and fair value		Maturity
	Notional foreign	Average	Notional	Prepaid expenses,	Accounts
	currency amount	exchange	U.S. $	deposits and other	payable and	0 to 12
	equivalent	rate	equivalent	current assets	accrued liabilities	months

Forward foreign exchange contracts:
Sell GBP/Buy USD	26,752	1.3769	$36,834	$808	$(54)	$754
Sell EUR/Buy USD	29,390	1.1916	35,020	1,592	—	1,592
Sell CAD/Buy USD	39,274	0.8015	31,478	665	—	665
Buy CAD/Sell USD	31,016	0.7840	24,316	92	(88)	4
Sell AUD/Buy USD	8,885	0.7427	6,599	161	(13)	148
Sell MXN/Buy USD	151,791	0.0480	7,279	39	(11)	28
			$141,526	$3,357	$(166)	$3,191

The following table summarizes the Company’s commitments to buy and sell foreign currencies (cash flow hedges) as at January 3, 2021:

				Carrying and fair value		Maturity
	Notional foreign	Average	Notional	Prepaid expenses,	Accounts
	currency amount	exchange	U.S. $	deposits and other	payable and	0 to 12
	equivalent	rate	equivalent	current assets	accrued liabilities	months

Forward foreign exchange contracts:
Sell GBP/Buy USD	33,069	1.3090	$43,287	$—	$(1,784)	$(1,784)
Sell EUR/Buy USD	33,571	1.1816	39,668	—	(1,736)	(1,736)
Sell CAD/Buy USD	45,591	0.7594	34,623	—	(1,111)	(1,111)
Buy CAD/Sell USD	21,669	0.7077	15,336	1,626	—	1,626
Sell AUD/Buy USD	7,387	0.7218	5,332	—	(346)	(346)
Sell MXN/Buy USD	168,727	0.0455	7,683	28	(693)	(665)
			$145,929	$1,654	$(5,670)	$(4,016)

GILDAN 2021 REPORT TO SHAREHOLDERS 97

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at January 2, 2022:

			Carrying and fair value		Maturity
			Prepaid expenses,	Accounts
	Type of		deposits and other	payable and	0 to 12
	commodity	Notional amount (1)	current assets	accrued liabilities	months

Forward contracts	Cotton	251.0 million pounds	$56,419	$—	$56,419
Swap & option contracts	Energy	5.7 million gallons	1,660	(102)	1,558
			$58,079	$(102)	$57,977
(1) Notional amounts are not in thousands.

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at January 3, 2021:

			Carrying and fair value		Maturity
			Prepaid expenses,	Accounts
	Type of		deposits and other	payable and	0 to 12
	commodity	Notional amount (1)	current assets	accrued liabilities	months

Forward contracts	Cotton	16.2 million pounds	$1,582	$—	$1,582
Swap contracts	Synthetic fibres	3.9 million pounds	—	(781)	(781)
Swap & option contracts	Energy	6.4 million gallons	1,300	(258)	1,042
			$2,882	$(1,039)	$1,843
(1) Notional amounts are not in thousands.

GILDAN 2021 REPORT TO SHAREHOLDERS 98

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at January 2, 2022:

					Carrying and fair value
Notional					Prepaid expenses,	Accounts
amount of	Maturity		Fixed	Floating	deposits and other	payable and
borrowings	date	Pay / Receive	rate	rate	current assets	accrued liabilities
Term Loan(1)
$75,000	April 30, 2023	Pay fixed rate / receive floating rate	2.85%	US LIBOR	$—	$(2,272)
50,000	April 30, 2024	Pay fixed rate / receive floating rate	1.51%	US LIBOR	32	(744)
25,000	April 30, 2025	Pay fixed rate / receive floating rate	1.06%	US LIBOR	167	(154)
50,000	April 30, 2025	Pay fixed rate / receive floating rate	0.78%	US LIBOR	624	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.59%	US LIBOR	—	(22)
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.23%	US LIBOR	171	—
Unsecured Notes
50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18%	US LIBOR	—	(380)
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34%	US LIBOR	328	(454)
					$1,322	$(4,026)
(1) The notional amounts for the interest rate swap contracts maturing in 2025 and 2026 are extensions to the $100 million interest rate swap contracts originally entered into related to the $300 million term loan.

GILDAN 2021 REPORT TO SHAREHOLDERS 99

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at January 3, 2021:

					Carrying and fair value
Notional					Prepaid expenses,	Accounts
amount of	Maturity		Fixed	Floating	deposits and other	payable and
borrowings	date	Pay / Receive	rate	rate	current assets	accrued liabilities
Term Loan(1)
$150,000	June 17, 2021	Pay fixed rate / receive floating rate	0.96%	US LIBOR	$—	$(630)
25,000	April 6, 2022	Pay fixed rate / receive floating rate	0.27%	US LIBOR	—	(48)
75,000	April 30, 2023	Pay fixed rate / receive floating rate	2.85%	US LIBOR	—	(3,800)
50,000	April 30, 2024	Pay fixed rate / receive floating rate	1.51%	US LIBOR	—	(1,886)
25,000	April 30, 2025	Pay fixed rate / receive floating rate	1.06%	US LIBOR	—	(755)
25,000	May 30, 2025	Pay fixed rate / receive floating rate	0.47%	US LIBOR	—	(30)
Unsecured Notes
50,000	August 25, 2023	Pay fixed rate / receive floating rate	1.18%	US LIBOR	—	(1,330)
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.34%	US LIBOR	—	(2,465)
					$—	$(10,944)
(1) The notional amounts for the interest rate swap contracts maturing in 2023, 2024, and 2025 were extensions to the $150 million interest rate swap contracts originally entered into related to the $300 million term loan.

The following table summarizes the Company’s hedged items as at January 2, 2022:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$2,554	$(2,554)
Forecast expenses	—	—	4	(4)

Commodity risk:
Forecast purchases	—	—	64,813	(64,813)

Interest rate risk:
Forecast interest payments	—	—	(2,562)	2,562
	$—	$—	$64,809	$(64,809)

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.
GILDAN 2021 REPORT TO SHAREHOLDERS 100

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(b)Derivative financial instruments - hedge accounting (continued):
The following table summarizes the Company’s hedged items as at January 3, 2021:

			Change in
	Carrying amount of		value used for	Cash flow
	the hedged item		calculating hedge	hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)

Cash flow hedges:

Foreign currency risk:
Forecast sales	$—	$—	$(4,104)	$4,104
Forecast expenses	—	—	1,626	(1,626)

Commodity risk:
Forecast purchases	—	—	4,205	(4,205)

Interest rate risk:
Forecast interest payments	—	—	(10,765)	10,765
	$—	$—	$(9,038)	$9,038

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

(c)    Financial expenses, net:

	2021	2020

Interest expense on financial liabilities recorded at amortized cost (1)	$14,923	$30,205
Bank and other financial charges (2)	8,823	14,627
Interest accretion on discounted lease obligations	2,650	3,227
Interest accretion on discounted provisions	153	242
Foreign exchange loss	782	229
	$27,331	$48,530
(1) Net of capitalized borrowing costs of $1.6 million (2020 - $1.6 million).
(2) Fiscal 2020 includes upfront costs of $3.9 million for the June 2020 amendments of the loans and notes agreements (note 12).

GILDAN 2021 REPORT TO SHAREHOLDERS 101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
15. FINANCIAL INSTRUMENTS (continued):

(d)    Hedging components of other comprehensive income (“OCI”):

	2021	2020

Net gain (loss) on derivatives designated as cash flow hedges:
Foreign currency risk	$3,599	$502
Commodity price risk	83,130	(12,699)
Interest rate risk	8,203	(12,381)

Income taxes	(36)	(5)

Amounts reclassified from OCI to inventory, related to commodity price risk	(22,515)	9,837

Amounts reclassified from OCI to net earnings, related to foreign currency risk, interest rate risk, and commodity risk, and included in:
Net sales	3,326	(242)
Cost of sales	—	8,483
Selling, general and administrative expenses	(1,992)	331
Financial expenses, net	146	(2,358)
Income taxes	(14)	29
Cash flow hedging gain (loss)	$73,847	$(8,503)

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the years ended January 2, 2022 and January 3, 2021. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the years ended January 2, 2022 and January 3, 2021.

Approximately $64.1 million of net gains presented in accumulated other comprehensive income as at January 2, 2022 are expected to be reclassified to inventory or net earnings within the next twelve months.

During fiscal 2020, the Company determined that it no longer met the criteria for hedge accounting for certain commodity forward, option, and swap contracts and certain forward foreign exchange contracts (collectively the "hedging instruments") as the commodity purchases and foreign currency sales which the hedging instruments were respectively hedging, were no longer expected to occur due to economic conditions resulting from the COVID-19 pandemic. Changes in the fair value of such commodity forward, option, and swap contracts and forward foreign exchange contracts resulted in a net loss of $9.0 million, which were transferred out of accumulated other comprehensive income and recognized immediately in net earnings during the second quarter of fiscal 2020.

GILDAN 2021 REPORT TO SHAREHOLDERS 102

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. SHARE-BASED COMPENSATION:

The Company’s Long-Term Incentive Plan (the "LTIP") includes stock options, stock appreciation rights ('SARs'), and restricted share units. The LTIP allows the Board of Directors to grant stock options, SARs, dilutive restricted share units ("Treasury RSUs"), and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 12,000,632. As at January 2, 2022, 132,596 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option or SARs is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Most stock options vest equally beginning on the second, third, fourth, and fifth anniversary of the grant date. Stock options granted in fiscal 2020 all vest on the third anniversary of the grant date, subject to performance vesting conditions in some cases. SARs granted in fiscal 2020 vest on the third anniversary of the grant date, and all are subject to performance vesting conditions.

Holders of Treasury RSUs and non-Treasury RSUs are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared.

(a)    Stock options:
Outstanding stock options were as follows:
Stock options issued in Canadian dollars and to be exercised on the TSX:

	Number	Weighted exercise price (CA$)

Stock options outstanding, December 29, 2019	1,550	$35.65
Changes in outstanding stock options:
Exercised	(87)	24.22
Stock options outstanding, January 3, 2021	1,463	36.33
Changes in outstanding stock options:
Exercised	(227)	33.48
Stock options outstanding, January 2, 2022	1,236	$36.85

Stock options issued in U.S. dollars and to be exercised on the NYSE:
	Number	Weighted exercise price (US$)

Stock options outstanding, December 29, 2019	669	$29.01
Changes in outstanding stock options:
Granted	1,387	26.43
Stock options outstanding, January 3, 2021	2,056	27.27
Changes in outstanding stock options:
Forfeited	(68)	29.01
Stock options outstanding, January 2, 2022	1,988	$27.21

GILDAN 2021 REPORT TO SHAREHOLDERS 103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. SHARE-BASED COMPENSATION (continued):

(a)    Stock options (continued):
As at January 2, 2022, 1,235,845 outstanding options issued in Canadian dollars to be exercised on the TSX were exercisable at the weighted average exercise price of CA$36.85 (January 3, 2021 - 1,304,338 options at CA$36.73), and 433,962 outstanding options issued in U.S. dollars and to be exercised on the NYSE, were exercisable at the weighted average exercise price of US$29.01 (January 3, 2021 - 334,448 options at US$29.01). For stock options exercised during fiscal 2021, the weighted average share price at the date of exercise on the TSX was CA$48.12 (2020 - CA$30.48), and the weighted average share price at the date of exercise on the NYSE was US$40.58. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during 2020 was $5.09. The following table summarizes the average values for the assumptions used in the Black-Scholes option pricing model for the stock option grants for fiscal 2020:

2020

Exercise price	US$26.43
Risk-free interest rate	0.39%
Expected volatility	36.47%
Expected life	5 years
Expected dividend yield	2.57%
No new grants during fiscal 2021.

The following table summarizes information about stock options issued and outstanding and exercisable at January 2, 2022:

	Options issued and outstanding		Options exercisable
Exercise prices	Number	Remaining contractual life (yrs)	Number

CA$30.46	43	0	43
CA$33.01	463	2	463
CA$38.01	447	1	447
CA$42.27	283	4	283
	1,236		1,236
US$20.77	537	6	—
US$29.01	601	3	434
US$30.00	850	6	—
	3,224		1,670

The compensation expense related to stock options included in operating income for fiscal 2021 was $2.8 million (2020 - $1.8 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2021 REPORT TO SHAREHOLDERS 104

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. SHARE-BASED COMPENSATION (continued):

(b)    Stock appreciation rights ("SARs"):
During the year ended January 3, 2021, 824,406 SARs were granted at the weighted average exercise price of US$30 and remained outstanding with a remaining contractual life of 2 years as at January 2, 2022. Based on the Black-Scholes option pricing model, the grant date weighted average fair value of options granted during 2020 was $5.60. None of the outstanding SARs were exercisable as at January 2, 2022. The compensation expense related to SARs included in operating income for fiscal 2021 was $1.5 million (2020 - $0.1 million), and the counterpart has been recorded as contributed surplus. The following table summarizes the assumptions used in the option pricing model for the SARs granted in fiscal 2020:

2020

Exercise price	US$30
Risk-free interest rate	0.22%
Expected volatility	43.86%
Expected life	3 years
Expected dividend yield	2.32%
No new grants during fiscal 2021.

(c)    Restricted share units:
A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. All Treasury RSUs awarded to date vest within a five-year vesting period. The vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts.

Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Treasury RSUs outstanding, December 29, 2019	114	$31.42
Changes in outstanding Treasury RSUs:
Granted for dividends declared	1	12.58
Settled through the issuance of common shares	(72)	31.65
Treasury RSUs outstanding, January 3, 2021	43	30.47
Changes in outstanding Treasury RSUs:
Granted	5	36.45
Granted for dividends declared	1	37.93
Settled through the issuance of common shares	(5)	29.68
Forfeited	(21)	29.95
Treasury RSUs outstanding, January 2, 2022	23	$32.55

As at January 2, 2022 and January 3, 2021, none of the outstanding Treasury RSUs were vested.

The compensation expense related to Treasury RSUs included in operating income for fiscal 2021 was a recovery of $0.2 million (2020 - $0.6 million expense), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2021 REPORT TO SHAREHOLDERS 105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. SHARE-BASED COMPENSATION (continued):

(c)    Restricted share units (continued):
Outstanding non-Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

Non-Treasury RSUs outstanding, December 29, 2019	1,422	$31.42
Changes in outstanding non-Treasury RSUs:
Granted	967	25.47
Granted for dividends declared	25	12.58
Settled - common shares	(128)	29.06
Settled - payment of withholding taxes	(67)	29.16
Forfeited	(342)	25.70
Non-Treasury RSUs outstanding, January 3, 2021	1,877	29.38
Changes in outstanding non-Treasury RSUs:
Granted	733	30.38
Granted for dividends declared	25	37.69
Settled - common shares	(127)	25.14
Settled - payment of withholding taxes	(70)	25.48
Forfeited	(492)	32.46
Non-Treasury RSUs outstanding, January 2, 2022	1,946	$29.50

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company’s share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee’s tax obligation associated with the share-based payment the Company settles non-Treasury RSUs on a net basis. Most of the outstanding non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the attainment of strategic performance objectives which are set based on the Company’s long-term strategic plan. A portion of non-Treasury RSU awards which vested in fiscal 2020 were dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded can vest if exceptional financial performance is achieved. As at January 2, 2022 and January 3, 2021, none of the outstanding non-Treasury RSUs were vested.

The compensation cost related to non-Treasury RSUs included in operating income for fiscal 2021 was an expense of $33.3 million (2020 - $0.5 million recovery), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital.

GILDAN 2021 REPORT TO SHAREHOLDERS 106

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
16. SHARE-BASED COMPENSATION (continued):

(d)    Deferred share unit plan:
The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company’s share price at the time of payment of the retainers or fees. Holders of deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional awards equivalent in value to the dividends paid on common shares. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at January 2, 2022, there were 313,271 (January 3, 2021 - 301,077) DSUs outstanding at a value of $13.3 million (January 3, 2021 - $8.4 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $42.39 (January 3, 2021 - $28.01). The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2021 was $2.5 million (2020 - $1.8 million).

Changes in outstanding DSUs were as follows:

	2021	2020

DSUs outstanding, beginning of fiscal year	301	235
Granted	58	90
Granted for dividends declared	4	2
Redeemed	(50)	(26)
DSUs outstanding, end of fiscal year	313	301

(e)    Employee share purchase plans:
The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase common shares of the Company at a price of 90% of the then current share price as defined in the plans from Treasury. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at January 2, 2022, 4,479,452 common shares remained authorized for future issuance under the plans. Included as compensation costs in selling, general and administrative expenses is $0.1 million (2020 - $0.1 million) relating to the employee share purchase plans.

17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a)    Selling, general and administrative expenses:

	2021	2020

Selling expenses	$68,591	$76,327
Administrative expenses	147,260	101,492
Distribution expenses	98,320	94,487
	$314,171	$272,306

(b)    Employee benefit expenses:

	2021	2020

Salaries, wages and other short-term employee benefits	$501,036	$423,335
Share-based payments	37,660	1,954
Post-employment benefits	28,085	44,645
	$566,781	$469,934
GILDAN 2021 REPORT TO SHAREHOLDERS 107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued):

(c)    Cost of sales:
Included in cost of sales for the year ended January 2, 2022 are the following items:
•A reduction of cost of sales related to pandemic government assistance for users of U.S. cotton of $18.3 million.
•Net insurance gain of $46.0 million, related to the two hurricanes which occurred in Central America in November 2020. The net insurance gain reflected costs of $54.7 million, (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $100.7 million. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.
Since November 2020, the Company has recognized $212.8 million of accrued insurance recoveries, of which $200.0 million has been received as an advance ($50.0 million in December 2020, $50.0 million in March 2021, $50.0 million in June 2021 and $50.0 million in September 2021), of which receipts of $46.4 million are included in cash flow from operating activities and $103.6 million included in cash flows from investing activities as at January 2, 2022. As at January 2, 2022, $12.8 million of insurance recoveries receivable are recorded in prepaid expenses, deposits and other current assets in the consolidated statement of financial position.
The Company recognizes insurance recoveries for items that it has an unconditional contractual right to receive. The Company expects to recognize additional insurance recoveries as the insurance claim process progresses.
•Charges of $4.2 million related to the Company's strategic initiatives to significantly reduce its product line SKU count as described in note 8.
•A write-down of production equipment and other assets relating to discontinued SKUs of $4.6 million.

Included in cost of sales for the year ended January 3, 2021 are the following items:
•$108.4 million of manufacturing costs charged directly to cost of sales during the first nine months of the fiscal year as a result of low production levels due to the temporary suspension of production at most of our manufacturing facilities starting in mid-March 2020 resulting from the COVID-19 pandemic. These manufacturing costs consist mainly of salary and benefits continuation for suspended employees as a result of suspended production, severance for terminated employees, and unabsorbed salary, benefits, and overhead costs, including depreciation.
•$108.1 million of write-downs of inventory to net realizable value as a result of product line reductions and the decline in the net realizable value of certain inventories due to current market conditions as described in note 8.
•$11.3 million for excess commodity contracts with merchants that no longer met the own-use exemption based on a reduction of physical cotton consumption in line with reduced production requirements.
•$8.4 million transfer from accumulated other comprehensive income to cost of sales for certain commodity forward, option, and swap contracts that no longer met the criteria for hedge accounting as the commodity purchases which the hedging instruments were respectively hedging were no longer expected to occur due to reduced production requirements.
•Net insurance gain of $9.6 million related to the two hurricanes which impacted the Company’s operations in Central America in November 2020. The net insurance gain reflected costs of $101.4 million, (mainly attributable to equipment repairs, salary and benefits continuation for idle employees, and other costs and charges), which were more than offset by related accrued insurance recoveries of $111.0 million (of which $50.0 million was included in cash flows from operating activities, and $61.0 million is recorded in prepaid expenses, deposits and other current assets in the statement of financial position. The insurance gains primarily relate to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.
GILDAN 2021 REPORT TO SHAREHOLDERS 108

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued):

(d)    Government assistance:
During the year ended January 2, 2022 an amount of $34.1 million (2020 - $9.2 million) was recognized in cost of sales in the consolidated statement of earnings and comprehensive income relating to government assistance for production costs, and nil (2020 - $3.9 million) was recognized in SG&A in the consolidated statement of earnings and comprehensive income relating to employment subsidies. The $34.1 million includes a COVID relief stimulus payment of $18.3 million for users of U.S. cotton.

18. RESTRUCTURING AND ACQUISITION-RELATED COSTS:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

	2021	2020

Employee termination and benefit costs	$251	$10,900
Exit, relocation and other costs	3,312	13,321
Net loss on disposal and write-downs of property, plant and equipment, right-of-use assets and software related to exit activities	3,136	23,933
Acquisition-related transaction costs	1,526	—
	$8,225	$48,154

Restructuring and acquisition-related costs in fiscal 2021 related to the following: $4.1 million for post-closure costs relating to the Company's former textile manufacturing and sewing operations in Mexico; $2.0 million for yarn-spinning plant in the U.S., that was closed in 2020, including a lease exit charge; $1.5 million in transaction costs incurred in connection with the acquisition of Frontier Yarns; and $0.6 million in other costs, to complete restructuring activities that were initiated in prior years.

Restructuring and acquisition-related costs in fiscal 2020 related to the following: $22.5 million for the closure of a yarn-spinning plant in the U.S., including accelerated depreciation of right-of-use assets and equipment; $10.8 million for the closure of textile manufacturing and sewing operations in Mexico; $5.9 million for the exit of ship-to-the-piece activities, including computer software write-downs and warehouse consolidation costs; $2.4 million for SG&A workforce reductions; and $6.6 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2019.

GILDAN 2021 REPORT TO SHAREHOLDERS 109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
19. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2021	2020

Earnings (loss) before income taxes	$624,558	$(229,373)
Applicable statutory tax rate	26.5%	26.5%
Income taxes at applicable statutory rate	165,508	(60,784)

Increase (decrease) in income taxes resulting from:
Effect of different tax rates and additional income taxes in other jurisdictions	(157,321)	36,397
Income tax and other adjustments related to prior taxation years	73	(1,417)
Recognition of previously de-recognized tax benefits related to tax losses and temporary differences	(8,593)	(5,150)
Non-recognition of tax benefits related to tax losses and temporary differences	11,035	22,451
Effect of non-deductible expenses and other	6,673	4,412
Total income tax expense (recovery)	$17,375	$(4,091)
Average effective tax rate	2.8%	1.8%

The Company’s applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

The details of income tax expense are as follows:

	2021	2020

Current income taxes, includes a recovery of $1,061 (2020 - $1,511) relating to prior taxation years	$18,340	$3,633

Deferred income taxes:
Origination and reversal of temporary differences	(4,541)	(25,119)
Recognition of previously de-recognized tax benefits related to tax losses and temporary differences	(8,593)	(5,150)
Non-recognition of tax benefits related to tax losses and temporary differences	11,035	22,451
Adjustments relating to prior taxation years	1,134	94
	(965)	(7,724)
Total income tax expense (recovery)	$17,375	$(4,091)

In fiscal 2021, the Company re-recognized $8.6 million (2020 - $5.2 million) of previously de-recognized (in fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets in the U.S. relating to deferred income tax assets that are now more likely than not to be recovered.

GILDAN 2021 REPORT TO SHAREHOLDERS 110

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
19. INCOME TAXES (continued):

Significant components of the Company’s deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	January 2, 2022	January 3, 2021

Deferred income tax assets:
Non-capital losses	$102,138	$99,659
Non-deductible reserves and accruals	26,304	28,211
Property, plant and equipment	16,434	15,319
Other items	7,730	7,455
	152,606	150,644
Unrecognized deferred income tax assets	(102,749)	(100,424)
Deferred income tax assets	$49,857	$50,220

Deferred income tax liabilities:
Property, plant and equipment	$(34,668)	$(28,643)
Intangible assets	2,537	(3,888)
Deferred income tax liabilities	$(32,131)	$(32,531)
Deferred income taxes	$17,726	$17,689

The details of changes to deferred income tax assets and liabilities were as follows:

	2021	2020

Balance, beginning of fiscal year, net	$17,689	$9,917

Recognized in the statements of earnings:
Non-capital losses	3,462	155
Non-deductible reserves and accruals	(1,944)	16,044
Property, plant and equipment	(4,909)	4,400
Intangible assets	6,425	5,344
Other	274	(825)
Unrecognized deferred income tax assets	(2,343)	(17,394)
	965	7,724

Business acquisitions	(979)	—
Other	51	48
Balance, end of fiscal year, net	$17,726	$17,689

As at January 2, 2022, the Company has tax credits, capital and non-capital loss carryforwards, and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $102.7 million, for which no deferred tax asset has been recognized (January 3, 2021 - $100.4 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2027 and 2041. The recognized deferred tax asset related to loss carryforwards is supported by projections of future profitability of the Company.

The Company has not recognized a deferred income tax liability for the undistributed profits of subsidiaries operating in foreign jurisdictions, as the Company currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at January 2, 2022, a deferred income tax liability of approximately $61 million would result from the recognition of the taxable temporary differences of approximately $560 million.

GILDAN 2021 REPORT TO SHAREHOLDERS 111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. EARNINGS (LOSS) PER SHARE:

Reconciliation between basic and diluted earnings (loss) per share is as follows:

	2021	2020

Net earnings (loss) - basic and diluted	$607,183	$(225,282)

Basic earnings (loss) per share:
Basic weighted average number of common shares outstanding	197,014	198,361
Basic earnings (loss) per share	$3.08	$(1.14)

Diluted earnings (loss) per share:
Basic weighted average number of common shares outstanding	197,014	198,361
Plus dilutive impact of stock options, Treasury RSUs, and common shares held in trust	581	—
Diluted weighted average number of common shares outstanding	197,595	198,361
Diluted earnings (loss) per share	$3.07	$(1.14)

Excluded from the above calculation for the year ended January 2, 2022 are nil stock options (2020 - 3,519,127) and nil Treasury RSUs (2020 - 43,485) which were deemed to be anti-dilutive.

21. DEPRECIATION AND AMORTIZATION:

	2021	2020

Depreciation of property, plant and equipment (note 9)	$92,176	$108,452
Depreciation of right-of-use assets (note 10)	13,973	14,656
Adjustment for the variation of depreciation included in inventories at the beginning and end of the year	11,177	3,676
Amortization of intangible assets, excluding software (note 11)	12,818	14,302
Amortization of software (note 11)	5,258	6,104
Depreciation and amortization included in net earnings	$135,402	$147,190

GILDAN 2021 REPORT TO SHAREHOLDERS 112

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a)    Adjustments to reconcile net earnings to cash flows from operating activities - other items:

	2021	2020

Deferred income taxes (note 19)	$(965)	$(7,724)
Unrealized net (gain) loss on foreign exchange and financial derivatives	(5,958)	8,439
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	8,012	(1,708)
Other non-current assets	2,246	1,530
Other non-current liabilities	2,653	4,154
	$5,988	$4,691

(b)    Variations in non-cash transactions:

	2021	2020

Additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$4,641	$(13,751)
Proceeds on disposal of property, plant and equipment included in other current assets	—	(375)
Additions to right-of-use assets included in lease obligations	3,504	16,189
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	4,515	7,552
Deferred compensation credited to contributed surplus	(2,075)	—
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	943	336

(c)    Changes in non-cash working capital balances:

	2021	2020

Trade accounts receivable	$(135,103)	$125,150
Income taxes	12,577	(5,747)
Inventories	(33,744)	320,384
Prepaid expenses, deposits and other current assets	(18,964)	18,199
Accounts payable and accrued liabilities	78,495	(62,476)
	$(96,739)	$395,510
GILDAN 2021 REPORT TO SHAREHOLDERS 113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. RELATED PARTY TRANSACTIONS:

Key management personnel compensation:
Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel, including amounts for an executive who retired during fiscal 2021, was as follows:

	2021	2020

Short-term employee benefits	$12,296	$7,754
Post-employment benefits	907	170
Share-based payments	30,460	1,721
	$43,663	$9,645

The amounts included in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	January 2, 2022	January 3, 2021

DSUs	$13,280	$8,433

Other:
During fiscal 2021, the Company incurred expenses for aircraft and other services of $1.5 million (2020 - $0.7 million), with companies controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at January 2, 2022, the amount in accounts payable and accrued liabilities related to the airplane usage and other services was $0.3 million (January 3, 2021 - $0.1 million).

On June 23, 2021, the aircraft agreement was amended with an effective date of January 1, 2021 to incorporate a minimum usage fee per year, which is calculated as the average usage in the two preceding fiscal years, excluding the years 2020 and 2021, multiplied by the hourly fee. As at January 2, 2022, the Company has a commitment of $1.3 million under this amended agreement, which relates to minimum usage fees for fiscal 2022.

24. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a) Claims and litigation:
The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

(b)    Guarantees:
The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 2, 2022, the maximum potential liability under these guarantees was $121.3 million (January 3, 2021 - $54.6 million), of which $10.5 million was for surety bonds and $110.8 million was for financial guarantees and standby letters of credit (January 3, 2021 - $10.5 million and $44.1 million, respectively).

As at January 2, 2022, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.
GILDAN 2021 REPORT TO SHAREHOLDERS 114

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. CAPITAL DISCLOSURES:

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that reflects a target ratio of financial leverage as noted below.

The Company’s capital is composed of net debt and shareholders’ equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company’s use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company’s net debt leverage ratio is defined as the ratio of net debt to adjusted EBITDA for the trailing twelve months, on a pro-forma basis to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. The Company has set a fiscal year-end net debt leverage target ratio of one to two times adjusted EBITDA. As at January 2, 2022, the Company’s net debt leverage ratio was 0.7 times (January 3, 2021 - 3.5 times).

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors will consider several factors when deciding to declare quarterly cash dividends or approve share repurchase programs, including the Company’s present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. In April 2020, given the severity of the economic environment resulting from the COVID-19 pandemic, the Company suspended share repurchases and its quarterly cash dividend. On May 25, 2021 the Board of Directors approved the reinstatement of the Company's quarterly dividend of $0.154 per share, in line with Gildan's previous cash dividend rate prior to suspending these payments after the first quarter in fiscal 2020. The Company paid dividends of $90.5 million during the year ended January 2, 2022, representing dividends declared per common share of $0.462. On August 4, 2021 the Board of Directors approved the reinstatement of the Company’s share repurchase program. The Company repurchased for cancellation a total of 6,475,375 common shares under its NCIB programs for a total cost of $250.4 million during the year ended January 2, 2022.

The Company is not subject to any capital requirements imposed by a regulator.

GILDAN 2021 REPORT TO SHAREHOLDERS 115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT:

Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of its common shares under the Company's share-based compensation plans.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company’s Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company’s exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company’s Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, the Company formally designates and document the hedging relationship and its risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements, including its analysis of the sources of hedge ineffectiveness and how they determine the hedge ratio.

Credit risk
Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. The Company's credit risk may also be exacerbated during periods of weak general economic and financial conditions. The Company's trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of its sales and other factors. The Company’s average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period. In addition, due to the historical seasonality of the Company’s net sales, the Company’s trade accounts receivable balance as at the end of a calendar year will typically be lower than at the end of an interim reporting period.

Under the terms of a receivables purchase agreement, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The receivables purchase agreement, which allows for the sale of a maximum of $225 million of accounts receivables at any one time, expires on June 20, 2022, subject to annual extensions.

The Company’s credit risk for trade accounts receivables is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at January 2, 2022, the Company’s ten largest trade debtors accounted for 78% of trade accounts receivable (2020 - 76%); the largest of which accounted for 24% (2020 - 23%). The Company’s main trade debtors are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including the U.S., Canada, Europe, Asia-Pacific, and Latin America.

GILDAN 2021 REPORT TO SHAREHOLDERS 116

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):

Credit risk (continued)
Most of the Company’s customers have been transacting with the Company or its subsidiaries for several years. Certain wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s mass-market and other retailer customers vary significantly.

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s primary sales offices in Christ Church, Barbados. Where available, the Company’s credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company’s historical credit loss experience will continue.

The Company’s exposure to credit risk for trade accounts receivable by geographic area was as follows as at:

	January 2, 2022	January 3, 2021

Trade accounts receivable by geographic area:
United States	$296,100	$167,080
Canada	16,954	11,192
Europe and other	16,913	18,208
Total trade accounts receivable	$329,967	$196,480

The aging of trade accounts receivable balances was as follows as at:

	January 2, 2022	January 3, 2021

Not past due	$318,528	$173,354
Past due 0-30 days	9,352	16,572
Past due 31-60 days	3,667	4,360
Past due 61-120 days	2,903	5,912
Past due over 121 days	9,221	15,276
Trade accounts receivable	343,671	215,474
Less allowance for expected credit losses	(13,704)	(18,994)
Total trade accounts receivable	$329,967	$196,480

GILDAN 2021 REPORT TO SHAREHOLDERS 117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):

Liquidity risk
Liquidity risk is defined as the potential risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity risk through the management of its capital structure and financial leverage, as outlined in note 25 to these consolidated financial statements. In addition, the Company manages this risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of its sales and cash receipts and the expected timing of capital expenditures.

In managing its liquidity risk, the Company relies on cash resources, debt, and cash flows generated from operations to satisfy its financing requirements. The Company may also require access to capital markets to support its operations as well as to achieve its strategic plans. Any impediments to the Company's ability to continue to meet the covenants and conditions contained in its long-term debt agreements as well as the Company's ability to access capital markets, the failure of a financial institution participating in its revolving long-term bank credit facilities, or an adverse perception in capital markets of the Company's financial condition or prospects could have a material impact on its future financing capability. In addition, the Company's access to capital markets and to financing at reasonable terms and interest rates could be influenced by the economic and credit market environment, including a potential prolonged economic downturn and recessions resulting from the unprecedented nature of the COVID-19 pandemic.

The following tables present a maturity analysis based on contractual maturity date of the Company's financial liabilities. All commitments have been reflected in the consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The amounts are the contractual undiscounted cash flows.

Carrying		Contractual	Less than	Between 1	Between 4	More than
(in $ millions)	amount	cash flows	1 year	and 3 years	and 5 years	5 years

Accounts payable and accrued liabilities	440.4	440.4	440.4	—	—	—
Long-term debt	600.0	600.0	—	150.0	450.0	—
Purchase and other obligations	—	392.9	320.8	54.5	14.9	2.7
Lease obligations	109.1	133.2	21.2	28.2	22.4	61.4
Total contractual obligations	1,149.5	1,566.5	782.4	232.7	487.3	64.1

As disclosed in note 24, the Company has granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at January 2, 2022, the maximum potential liability under these guarantees was $121.3 million, of which $10.5 million was for surety bonds and $110.8 million was for financial guarantees and standby letters of credit.

GILDAN 2021 REPORT TO SHAREHOLDERS 118

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):

Foreign currency risk
The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside the U.S., certain equipment purchases, and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statement of earnings and comprehensive income, and for property, plant and equipment in its consolidated statement of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Mexican Pesos, Nicaraguan Cordobas, as well as in Bangladeshi Taka. Significant changes in these currencies relative to the U.S. dollar exchange rate in the future, could have a significant impact on the Company's operating results.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and, from time to time will authorize the use of derivative financial instruments, such as forward foreign exchange contracts with maturities of up to three years, to economically hedge a portion of foreign currency cash flows. The Company had forward foreign exchange contracts outstanding as at January 2, 2022, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and sell Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2021 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk and, accordingly, the Company has established a ratio of 1:1 for all foreign exchange hedges.

The following tables provide an indication of the Company’s significant foreign currency exposures included in the consolidated statement of financial position as at January 2, 2022 arising from financial instruments:

					January 2, 2022
(in U.S. $ millions)	CAD	GBP	EUR	AUD	MXN	CNY	BDT	COP	JPY

Cash and cash equivalents	6.1	1.7	3.3	1.8	5.3	4.5	4.2	1.9	0.9
Trade accounts receivable	16.9	—	7.0	3.9	2.6	0.7	—	—	—
Prepaid expenses, deposits and other current assets	0.4	0.3	2.1	—	0.1	0.4	2.4	0.7	—
Accounts payable and accrued liabilities	(21.0)	(0.6)	(3.7)	(0.6)	(1.0)	(2.9)	(6.8)	—	—

Based on the Company’s foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have (decreased) increased earnings and other comprehensive income as follows, assuming that all other variables remained constant:

			For the year ended January 2, 2022
(in U.S. $ millions)	CAD	GBP	EUR	AUD	MXN	CNY	BDT	COP	JPY

Impact on earnings before income taxes	(0.1)	(0.1)	(0.4)	(0.3)	(0.3)	(0.1)	—	(0.1)	—
Impact on other comprehensive income before income taxes	0.3	1.7	1.6	0.3	0.3	—	—	—	—
GILDAN 2021 REPORT TO SHAREHOLDERS 119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):

Foreign currency risk (continued):
An assumed 5 percent weakening of the U.S. dollar during the year ended January 2, 2022 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.

Commodity risk
The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in the prices of crude oil and petrochemicals as they influence the cost of polyester fibers which are used in many of its products. The Company purchases cotton from third-party merchants, cotton-based yarn from third-party yarn manufacturers, and polyester fibers from third-party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments that would need to be accounted for at fair value in the Company’s consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton would affect the Company’s annual raw material costs by approximately $6 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices also affect the Company's energy consumption costs and can influence transportation costs and the cost of related items used in its business, including other raw materials the Company uses to manufacture its products such as chemicals, dyestuffs, and trims. The Company generally purchases these raw materials at market prices.

The Company also has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in these consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2021, the Company entered into commodity derivative contracts as described in note 15. The underlying risk of the commodity derivative contracts is identical to the hedged risk and accordingly, the Company has established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future contract prices and its purchased costs, the Company did not experience any significant ineffectiveness on its hedges, other than as disclosed in note 15(d).

Interest rate risk
The Company is subject to interest rate risk arising from its $300 million term loan, $100 million of its unsecured notes payable, and amounts drawn on its revolving long-term bank credit facilities, all of which bear interest at a variable U.S. LIBOR-based interest rate, plus a spread.

The Company generally fixes the rates for LIBOR-based borrowings for periods of one to three months. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. The Company has floating-to-fixed interest rate swaps outstanding to hedge up to $250 million of its floating interest rate exposure on a designated portion of certain long-term debt agreements. The interest rate swap contracts are designated as cash flow hedges and qualify for hedge accounting. Refer to note 15 (b) for additional information.

GILDAN 2021 REPORT TO SHAREHOLDERS 120

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. FINANCIAL RISK MANAGEMENT (continued):

Interest rate risk (continued):
The Company has begun discussions with its lenders to amend existing debt agreements to include LIBOR fallback provisions. LIBOR is still being used as the interest rate benchmark in its existing debt agreements. In addition, the Company and its counterparties under interest rate swap agreements are expected to negotiate the substitution of reference rates in such agreements. Refer to note 15 (d) for additional information.

As at January 2, 2022, the Company has $400 million of term loans and private placements with a U.S. LIBOR-based interest rate. The Company's floating rate debt has a variable rate of interest linked to LIBOR as a benchmark for establishing the rate. However, the changes to LIBOR which were effective after January 1, 2021 did not impact the cost of the Company's variable rate indebtedness, as LIBOR is still being used as the interest rate benchmark in its existing debt agreements. In July 2017, the United Kingdom’s Financial Conduct Authority (FCA), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. In March 2021, the FCA announced that it will cease the issuance of the EUR, CHF, JPY and GBP LIBOR for all tenors, as well as the one week and two month USD LIBOR at the end of December 31, 2021. All other USD LIBOR tenors will cease at the end of June 30, 2023.

The Company is currently managing the process to transition the existing impacted agreements to an alternative rate (such as a new widely recognized benchmark rates for newly originated loans) for the calculation of interest rates under its floating rate debt. The Company may incur expenses in effecting the transition, and may be subject to disputes or litigation with lenders over the appropriateness or comparability to LIBOR of the substitute reference rates.

Based on the value of interest-bearing financial instruments during the year ended January 2, 2022, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $1.2 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant.

27. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	2021	2020

Activewear	$2,364,740	$1,498,408
Hosiery and underwear	557,830	482,868
	$2,922,570	$1,981,276

Net sales were derived from customers located in the following geographic areas:

	2021	2020

United States	$2,526,552	$1,696,872
Canada	114,800	76,163
International	281,218	208,241
	$2,922,570	$1,981,276
GILDAN 2021 REPORT TO SHAREHOLDERS 121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. ENTITY-WIDE DISCLOSURES:

Following an internal reorganization which took effect on January 1, 2018 and resulted in the consolidation of the Company’s divisional organizational structure, the Company manages its business on the basis of one reportable operating segment.

Property, plant and equipment, right-of-use-assets, intangible assets, and goodwill, are allocated to geographic areas as follows:

	January 2, 2022	January 3, 2021

United States	$602,120	$431,403
Canada	69,939	95,585
Honduras	346,256	323,617
Caribbean	486,876	448,278
Asia-Pacific	129,926	114,785
Other	32,848	39,114
	$1,667,965	$1,452,782

Customers accounting for at least 10% of total net sales for the fiscal years ended January 2, 2022 and January 3, 2021 were as follows:

	2021	2020

Customer A	15.9%	12.3%
Customer B	13.9%	13.1%
Customer C	7.9%	10.4%

GILDAN 2021 REPORT TO SHAREHOLDERS 122